Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 5, 2026

1. Date, Time, and Place: On March 5, 2026, at 10:00 a.m., the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”) met in digital form (via videoconference).

2. Attendance: All members of the Company's Board were present: David Feffer (Chairman of the Board), Daniel Feffer and Nildemar Secches (Vice-Chairmen of the Board), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo, and Walter Schalka ("Directors"). Also participating in the meeting as guests were José Alberto de Abreu, Statutory Executive Director without specific designation, Marcos Moreno Chagas Assumpção, CFO and Investor Relations Director, and Mr. João Vitor Zocca Moreira, as Secretary.

3. Call: Pursuant to item 6.3 of the Internal Regulations of the Board, the call notice was waived considering that all the members of the Board were present.

4. Chairman and Secretary: Mr. David Feffer presided over the meeting and Mr. João Vitor Zocca Moreira acted as the secretary.

5. Agenda: (1) analysis and resolution on the 2nd (second) issuance of financial liquidation rural product notes, book-entry, in up to 2 (two) series, for public distribution by the Company (“CPR-Fs”), in the total amount of BRL 2,500,000,000.00 (two billion five hundred million reais) (“Issuance”), which will be object of a public distribution offering, according to the automatic distribution registration procedure, pursuant to Law No. 6,385, of December 7, 1976, as amended (“Law 6,385”), Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), and other applicable legal and regulatory provisions (“Offering”), under firm underwriting guarantee; (2) analysis and resolution on the hiring of service providers necessary to carry out the Offering, including, without limitation, the

Exhibit 99.1
financial institutions integrating the securities system responsible for the placement and intermediation of the Offering (“Underwriters”), the CPR-Fs agent, the liquidation agent, the bookkeeping agent, the rating agency, and the legal counsels (“Service Providers”), by signing the respective hiring instruments; (3) analyze and decide on the execution of any and all instruments, agreements, and documents and any amendments thereto, and perform all the acts necessary or convenient for the formalization of the above decisions, including the amendment to the Indenture to reflect the final volume of CPR-Fs to be issued in each series; (4) the execution of derivative transactions linked to the CPR-Fs, with the exclusive purpose of hedging or protection and which do not allow risk leverage; (5) authorizing the Company's officers and/or their legally appointed attorneys in fact, in accordance with the provisions of the Company's Bylaws, to represent the Company in performing all acts necessary or convenient for the formalization of the above resolutions, including, without limitation, entering into the "Termos e Condições da 2ª (Segunda) Emissão de Cédulas de Produto Rural com Liquidação Financeira, Escriturais, em até 2 (duas) Séries, para Distribuição Pública, Sob Rito de Registro Automático de Distribuição, da Suzano S.A. " ("Indenture") and any amendments thereto, the CPR-Fs distribution agreement ("Distribution Agreement"), the instruments for contracting the Service Providers and other documents required for the registration of CPR-Fs with B3 S.A. – Brasil, Bolsa, Balcão (“B3”), among other documents; and (6) analysis and resolution on the ratification of all the acts that have been performed by the Company's management related to the above matters.

6. Minutes in Form: The Directors present unanimously approved the drawing up of these minutes in summary form.

7. Resolutions: The Directors unanimously and without reservation approved:

I.the Issuance and Offering, under the terms and conditions below:

(a)Use of Proceeds. The net funds raised by the Company through the Issuance will be used for the formation and exploitation of homogeneous forests, as well as the conservation of native forests;

(b)Distribution. The CPR-Fs will be subject to public distribution, under the automatic registration distribution regime, with a firm underwriting guarantee for the entirety of the CPR-Fs, i.e., 2,500,000 (two million five hundred thousand) CPR-Fs,

Exhibit 99.1
pursuant to CVM Resolution 160, individually and not jointly among the Underwriters, in accordance with the terms and conditions of the Distribution Agreement;

(c)Number of the Issuance. The CPR-Fs represent the 2nd (second) issuance of financial liquidation rural product notes, book-entry, for public distribution by the Company;

(d)Subscription Term, Form of Subscription and Payment. The CPR-Fs will be subscribed and paid in at any time, in cash, at the time of subscription, from the date of the initial distribution, as informed in the initial distribution announcement, to be disclosed under the terms of article 13 of CVM Resolution 160, during the CPR-Fs distribution period provided for in article 48 of CVM Resolution 160, in accordance with B3 procedures, observing the Distribution Schedule (as shall be defined in the Indenture). The payment price of the CPR-Fs (i) on the first Payment Date (as defined below) of the respective series of CPR-Fs will be the Nominal Unit Value for both series of CPR-Fs, (ii) on Payment Dates after the first Payment Date will be the Updated Nominal Unit Value of the First Series CPR-Fs and the Second Series CPR-Fs, in both cases plus the Remuneration of the respective series of CPR-Fs, calculated pro rata temporis from the first Payment Date until the date of effective payment of the CPR-Fs of the respective series ("Payment Price"), and may also, on any Payment Date, be subscribed at a premium or discount, as may be defined at the time of subscription of the CPR-Fs, provided that, if applicable, the premium or discount, as the case may be, shall be applied on equal terms to all CPR-Fs of the same series subscribed and paid up on the same payment date ("Payment Date"). The CPR-Fs shall be paid in cash and in local currency on the respective Payment Date at the applicable Payment Price;

(e)Monetary Adjustment of the CPR-Fs. The Nominal Unit Value or the remaining balance of the Nominal Unit Value, as applicable, of the First Series CPR-Fs and Second Series CPR-Fs will be adjusted by the accumulated variation of the IPCA, disclosed monthly by the IBGE, calculated in an exponential and cumulative manner pro rata temporis basis per Business Days, from the first Payment Date of the First Series CPR-Fs and Second Series CPR-Fs until the date of their actual payment, with the product of the adjustment being automatically incorporated into the Nominal Unit Value or the remaining balance of the Nominal Unit Value of the First Series CPR-Fs and Second Series CPR-Fs ("Monetary Adjustment" and "Updated Nominal Unit Value," respectively), and calculated in accordance with the provisions of the Indenture;

Exhibit 99.1

(f)Distribution, Trading, and Electronic Custody. Notwithstanding the classification of CPR-Fs as securities, under the terms and for the purposes of the Securities Law and CVM Resolution 160, CPR-Fs will be deposited by the Company at B3, for the purposes of this deposit, as a financial asset, for: (i) public distribution in the primary market; and (ii) trading in the secondary market, in accordance with the provisions of the Indenture, in both cases through Cetip21 – Títulos e Valores Mobiliários, with the distribution settle financially through B3, with the trades settled financially and the CPR-Fs held in electronic custody at B3, including for the purposes of item II, of article 12, of Law 8,929;

(g)Total Amount of the Issuance. The total Issuance amount will be BRL 2,500,000,000.00 (two billion, five hundred million reais) on the Issuance Date;

(h)Number of CPR-Fs. Two million five hundred thousand (2,500,000) CPR-Fs will be issued. The number of CPR-Fs allocated to each Series will be defined within the scope of the Bookbuilding Procedure, observing the Communicating Vessels System, the Maximum Volume of the First Series, and the Minimum Volume of the Second Series (as defined below);

(i)Nominal Unit Value. The Nominal Unit Value of the CPR-Fs on the Issuance Date will be BRL 1,000.00 (one thousand reais);

(j)Number of Series. Given that the Company is distributing two (2) distinct series of CPR-Fs in the context of this Issuance, each with its own specific and fungible characteristics with each other, the Company assigns each of these series the designation "Series", with the CPR-Fs of the first set referred to as "First Series CPR-Fs" and the CPR-Fs of the second set referred to as "Second Series CPR-Fs "; and, collectively, "CPR-Fs"), noting that the allocation of CPR-Fs between the Series shall occur according to the communicating vessels system, whereby the quantity of CPR-Fs in one series shall be reduced from the total quantity of CPR-Fs to be allocated in the other series ("Communicating Vessels System"), and it is certain that the following will be issued: (i) a maximum of 1,500,000 (one million five hundred thousand) First Series CPR-Fs, equivalent to BRL 1,500,000,000.00 (one billion five hundred million reais) (“Maximum Volume of the First Series”); and (ii) a minimum of 1,000,000 (one million) Second Series CPR-Fs, equivalent to BRL 1,000,000,000.00 (one billion reais) (“Minimum Volume of the Second Series”);

Exhibit 99.1
(k)Form, Type, and Proof of Ownership. The CPR-Fs will be issued in registered and book-entry form, and, for all legal purposes, the ownership of the CPR-Fs will be proven by the statement issued by the Bookkeeping Agent (as defined in the Indenture) and, additionally, with respect to the CPR-Fs that are electronically held in custody at B3, as applicable, a statement will be issued by B3 in the name of the CPR-Fs Holder, which will serve as proof of ownership of such CPR-Fs;

(l)Issuance Date. For all legal purposes, the CPR-Fs issuance date shall be that defined in the Indenture ("Issuance Date");

(m)Yield Start Date. For all legal purposes, the yield start date: (i) of the First Series CPR-Fs shall be the first Payment Date of the First Series CPR-Fs; and (ii) of the Second Series CPR-Fs shall be the first Payment Date of the Second Series CPR-Fs;

(n)Term and Maturity Date.

(i)Subject to the provisions of the Indenture, the First Series CPR-Fs will have a maturity term of ten (10) years from the Issuance Date, thus maturing on the date specified in the Indenture (“Maturity Date of the First Series CPR-Fs”).

(ii)Subject to the provisions of the Indenture, the Second Series CPR-Fs will have a maturity term of twelve (12) years from the Issuance Date, thus maturing on the date specified in the Indenture (“Maturity Date of the Second Series CPR-Fs”).

(o)Amortization of CPR-Fs. Except in the hypotheses of early maturity and early liquidation provided for in the Indenture, (i) the Updated Nominal Unit Value of the First Series CPR-Fs will be amortized in a single installment on the Maturity Date of the First Series CPR-Fs; and (ii) the Updated Nominal Unit Value of the Second Series CPR-Fs, or its remaining balance, as the case may be, will be amortized in a single installment on the Maturity Date of the Second Series CPR-Fs (each date, the “Amortization Date”) ;

(p)Remuneration of the CPR-Fs.

(i)Remuneration of the First Series CPR-Fs: interest corresponding to a certain percentage per annum, to be defined on the date of the Bookbuilding Procedure, will be charged on the Updated Nominal Unit Value of the First Series CPR-Fs, which will

Exhibit 99.1
be equivalent to the highest rate (“Maximum Rate of the First Series CPR-Fs”) between: (i) the internal rate of return of the IPCA+ Treasury with Semi-annual Interest (new name for the National Treasury Note, Series B – NTN-B), maturing on May 15, 2035, based on the indicative price disclosed by ANBIMA on its website (www.anbima.com.br), as calculated at the close of the Business Day on the date of the Bookbuilding Procedure, plus an exponential negative rate of -0.60% (sixty hundredths of a percent) per annum, based on 252 (two hundred and fifty-two) Business Days; or (ii) a certain percentage to be defined per annum, based on 252 (two hundred and fifty-two) Business Days (“First Series CPR-Fs Remuneration”), levied from the first Payment Date or the First Series CPR-Fs Remuneration Payment Date (as defined in the Indenture) immediately prior (inclusive), as applicable, until the date of actual payment. The calculation of the First Series CPR-Fs Remuneration will be calculated according to the formula provided for in the Indenture;

(ii)Remuneration of Second Series CPR-Fs: interest corresponding to a certain percentage per annum, to be defined on the date of the Bookbuilding Procedure, will be levied on the Updated Nominal Unit Value of the Second Series CPR-Fs, which will be equivalent to the highest rate (“Maximum Rate of Second Series CPR-Fs” and, together with the Maximum Rate of First Series CPR-Fs, “Maximum Rate”) between: (i) the internal rate of return of the IPCA+ Treasury with Semi-annual Interest (new name of the National Treasury Note, Series B – NTN-B), maturing on August 15, 2040, based on the indicative price disclosed by ANBIMA on its website (www.anbima.com.br), as calculated at the close of the Business Day on the date of the Bookbuilding Procedure, plus an exponential negative rate of -0.55% (fifty-five hundredths of a percent) per annum, based on 252 (two hundred and fifty-two) Business Days; or (ii) a certain percentage to be defined per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of Second Series CPR-Fs” and, together with the Remuneration of the First Series CPR-Fs, the “Remuneration”), levied from the first Payment Date or the Payment Date of the Remuneration of the Second Series CPR-Fs (as defined in the Indenture) immediately prior (inclusive), as the case may be, until the date of actual payment. The Remuneration of Second Series CPR-Fs will be calculated according to the formula set forth in the Indenture;

(q)Payment of the Remuneration: The Remuneration of the CPR-Fs will be paid semi-annually, always on the 15th (fifteenth) day of the months indicated in the Indenture;

Exhibit 99.1
(r)Bookbuilding Procedure. The procedure for collecting investment intentions will be adopted, with the receipt of reservations from investors, without minimum or maximum lots, to be conducted by the Underwriters, pursuant to articles 61 and 62 of CVM Resolution 160, as well as pursuant to the Distribution Agreement, in accordance with the provisions of article 61, paragraphs 2 and 3, of CVM Resolution 160, whereby the Underwriters will verify market demand for CPR-Fs, for verification and definition, together with the Company, of the quantity of CPR-Fs to be allocated in each Series of the Issuance, in accordance with the Communicating Vessels System and observing the Maximum Volume of the First Series and the Minimum Volume of the Second Series (“Bookbuilding Procedure”) ;

(s)Scheduled Renegotiation. The CPR-Fs will not be subject to scheduled renegotiation;

(t)Risk Rating. Fitch Ratings Brasil Ltda. will be engaged as the risk rating agency for the CPR-Fs.

(u)Optional Total Early Liquidation. The Company may, at its sole discretion, after the expiration of a period of twelve (12) months from the Issuance Date (inclusive), carry out the optional early liquidation of all CPR-Fs of one or all Series (“Optional Total Early Liquidation”), subject to the terms and conditions set forth in the Indenture;

(v)Early Liquidation Offer. The Company may make an early liquidation offer for all CPR-Fs of each Series, at its sole discretion, which must be addressed to all CPR-F Holders of each Series subject to the Early Liquidation Offer for CPR-Fs of each Series, without distinction, ensuring equal conditions for all CPR-F Holders of each Series, to accept the Early Liquidation Offer for the CPR-Fs of each Series they hold, in accordance with the terms and conditions set forth in the Indenture (“Early Liquidation Offer”);

(w)Optional Acquisition of CPR-Fs. The Company may, at any time, acquire CPR-Fs on the market, subject to the acceptance of the respective holder. CPR-Fs acquired by the Company under the terms provided herein may, at the Company's discretion, be canceled, remain in treasury, or be placed back on the market. The CPR-Fs acquired by the Company to remain in treasury under the terms of this item, if and when relocated on the market, will be entitled to the same remuneration as the CPR-Fs applicable to the other CPR-Fs;

Exhibit 99.1

(x)Extraordinary Amortization of CPR-Fs. The Company may, at its sole discretion, after the expiration of a period of twelve (12) months from the Issuance Date (inclusive), amortize in advance up to ninety-eight percent (98%) of the Updated Nominal Unit Value of the CPR-Fs of the respective Series ("Optional Extraordinary Amortization"), subject to the terms and conditions set forth in the Indenture;

(y)Default Charges. Notwithstanding the Monetary Adjustment, as applicable, and the Remuneration, in the event of default in the payment by the Company of any amount due to CPR-Fs Holders, the overdue and unpaid debts of the Company shall be subject to, regardless of notice, notification, or judicial or extrajudicial interpellation (i) default interest of 1% (one percent) per month, calculated pro rata temporis, from the date of default until the date of actual payment; and (ii) a conventional, irreducible, and non-compensatory fine of 2% (two percent) per month, from the date of default until the date of actual payment; both calculated on the amount due and unpaid;

(z)Early Maturity. The CPR-F agent shall consider all obligations under the Indenture to be automatically or non-automatically accelerated, regardless of any judicial or extrajudicial notice, summons, or notification, in the event of the circumstances described in the Indenture, subject to the respective remedy periods, as applicable; and

(aa)Other Characteristics. All other characteristics of the CPR-Fs will be described in the Indenture.

II.the hiring of the Service Providers, by means of the signing of the respective hiring instruments;

III.the execution of any and all instruments, agreements, and documents and their eventual amendments, and the performance of all acts necessary or suitable for the formalization of the above-approved resolutions, including the amendment to the Indenture to reflect the final volume to be issued of the CPR-Fs in each series;

IV.the execution of derivative transactions linked to the CPR-Fs, for the sole purpose of hedging or protection and which do not allow for risk leverage;

Exhibit 99.1
V.authorizing the Company's officers and/or their legally constituted attorneys in fact, observing the provisions of the Company's Bylaws, to represent the Company in performing all acts necessary or suitable acts for the formalization of the above resolutions, including, but not limited to, the execution and negotiation of the Indenture, and also regarding the Clauses that will define the Remuneration, the Optional Total Early Liquidation, the Optional Extraordinary Amortization, and the Early Liquidation Offer and, as the case may be, their respective amounts, percentages, and/or premiums, as applicable, the Distribution Agreement, instruments for hiring the Service Providers and other documents required for the registration of the CPR-Fs with B3 and the completion of the Offering, among other applicable documents, including the respective amendments; and

VI.the ratification of all acts that have been performed by the Company's management related to the above matters.

8. Adjournment: There being no further business to discuss, the meeting was closed. The minutes of the meeting were drafted, read, approved, and will be signed electronically by all the attending Directors, with the signatures having retroactive effect to the date of the meeting. It is hereby recorded that the documents and presentations that were the basis for the matters dealt with at this meeting have been filed on the Portal de Governança. Signatures: Chairman: David Feffer. Secretary: João Vitor Zocca Moreira. Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo, and Walter Schalka. I certify that this is a copy of the minutes recorded in the appropriate book.

São Paulo, SP, March 5, 2026.

___________________________
João Vitor Zocca Moreira
Secretary